Exhibit 99.1
           The Phoenix Group Corporation Files for
                 Protection under Chapter 11
Action Necessitated by Continuing Interference from Intrepid
America
DALLAS-(BUSINESS WIRE)-August 21, 2002--The Phoenix Group Corporation (OTC Bulletin Board: PXGPE - News) ("Phoenix"), a Dallas-based company, today announced that it has filed for protection under Chapter 11 of the federal bankruptcy statutes. The petition was filed with the federal bankruptcy court located in Wilmington, Delaware.
Ron Lusk, president and CEO of Phoenix, stated, "This action was necessary to preserve value for the shareholders and creditors of the company. We anticipate that Phoenix will emerge from this process with a stronger balance sheet that will enable it to continue with its plans to acquire home healthcare operations."
As described in earlier announcements from Phoenix, Intrepid USA Healthcare Services, an Edina, Minnesota-based home health care company together with several of its subsidiaries ("Intrepid"), is asserting voting control of InterLink Home Health Care, Inc., a subsidiary of Phoenix. In a motion filed on August 9, 2002 in Judicial District Court, Dallas County, Texas, Intrepid is seeking to have the subsidiaries of Phoenix turned over to Intrepid in satisfaction of a judgment against Phoenix in the amount of $831,163.38 that Intrepid acquired on or about August 5, 2002 from DVI Business Credit, which is a lender to InterLink as well as a holder of warrants to acquire 20% of the stock of Intrepid. Mr. Lusk noted, "as the result of this action and actions taken in at least three other courts, Intrepid has placed the primary assets of Phoenix - its subsidiaries - in serious jeopardy. The actions of Intrepid and its CEO, Todd Garamella, will be proven in court to have been ill advised and reckless. The largest creditors of Phoenix are in full support of the actions taken by the company today and Phoenix will continue to vigorously challenge any adverse actions taken by Intrepid." The matters reported in this press release are forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that these forward-looking statements reflect numerous assumptions and involve risks and uncertainties that may affect The Phoenix Group Corporation (OTC Bulletin Board: PXGPE - News) and its subsidiaries' business and prospects and cause actual results to differ materially from those forward-looking statements. Among the factors that could cause actual results to differ are Phoenix's operating history, competition, low barriers to entry, reliance on strategic relationships, rapid technological changes, timely development and market acceptance of products and Phoenix's ability to appropriately distribute its products and inability to complete transactions on favorable terms and those risks discussed in the Company's filings with the SEC.

Contact:
     Phoenix Group Corporation, Dallas
     Ron Lusk, 214/382-3630
     info@pxgp.com
     www.pxgp.com